Filing by Columbia Funds Series Trust pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

BMO Funds, Inc.

(SEC File No. 811-58433)

COLUMBIA THREADNEEDLE INVESTMENTS: BMO-RELATED MERGERS AND FUND LAUNCH UPDATE

December mergers and associated fund launch

We are writing to provide an update concerning the reorganization of Bank of Montreal’s (BMO) U.S. mutual funds into existing and new Columbia funds (see August 17, October 8 and November 12 bulletins). A BMO Funds shareholder meeting was held on November 23, 2021. At the meeting, merger proposals were approved for several funds, including the funds listed below, which are scheduled to occur at the close of business on December 10, 2021.

Merging fund	Share class	Ticker	CUSIP	Acquiring fund	Share class	Ticker	CUSIP

	A	BATCX	09658W725		A	LIBAX	19765N492

BMO Core Plus Bond Fund	Y	MCYBX	09658L877	Columbia Total Return Bond Fund	A	LIBAX	19765N492

	I	MCBIX	09658L885		Advisor	CBNRX	19766M774

	A	BITAX	09658W766	Columbia Intermediate Municipal Bond Fund	A	LITAX	19765L686
BMO Intermediate Tax-Free Fund	Y	MITFX	09658L760		A	LITAX	19765L686
	I	MIITX	09658L778		Advisor	CIMRX	19766M428

BMO LGM Emerging Markets Equity Fund	A	BAEMX	09658W824	Columbia Emerging Markets Fund	A	EEMAX	19765Y878

	I	MIEMX	09658L489		Advisor	CEMHX	19766M469
BMO Pyrford International Stock Fund	A	BPIAX	09658W840	Columbia Pyrford International Stock Fund	A	PISDX	19766Q825
	I	MISNX	09658L513		Advisor	PISKX	19766Q783
	R-6	BISGX	09658V362		Inst 3	PISQX	19766Q759

BMO Short Tax-Free Fund	A	BASFX	09658W782	Columbia Short Term Municipal Bond Fund	A	NSMMX	19765J350
	I	MTFIX	09658L646		Advisor	CSMTX	19766B182

BMO Short-Term Income Fund	A	BTMAX	09658W774	Columbia Short Term Bond Fund	A	NSTRX	19765H396

	I	MSIFX	09658L570		Advisor	CMDRX	19766B315

BMO Strategic Income Fund	A	BMTAX	09658W758	Columbia Strategic Income Fund	A	COSIX	19765L801

	Y	MRGIX	09658L810		A	COSIX	19765L801

	I	MGIIX	09658L828		Advisor	CMNRX	19766M576

We have also announced our intent to launch new Columbia funds into which several BMO funds will merge (see November 12 bulletin). The fund merger and launch noted below will proceed as scheduled in December. Additionally, we expect to file final prospectuses for the five anticipated new funds on December 7 and December 13, at which time they will be accessible via the SEC’s EDGAR database.

Merging fund	Acquiring new fund	Anticipated merger date*	New funds available for sale*

BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund	12/10/21	12/13/21

The acquiring fund name shown above represents a new Columbia fund that will not be publicly offered until its registration is effective with the SEC and the applicable merging fund is reorganized into it. *The merger is planned for the close of business on the date indicated with the new fund’s merging share classes available for sale at the start of the next business day. Share classes involved in the merger are available for sale ahead of any additional share classes.

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.

© 2021 Columbia Management Investment Advisers, LLC. All rights reserved. Columbia Management Investment Distributors, Inc. columbiathreadneedle.com/us 800.426.3750	3931542 (11/21)

November 24, 2021

Rescheduled mergers and launch

The following mergers and the associated fund launch of Columbia Ultra Short Municipal Bond Fund, which were originally scheduled for December, will be rescheduled. A shareholder meeting has been scheduled for January 7, 2022 and we will provide an update at that time.

Merging fund	Share class	Ticker	CUSIP	Acquiring fund	Share class	Ticker	CUSIP

	A	BATIX	09658W733		A	LIIAX	19765N542

BMO Corporate Income Fund	Y	MCIYX	09658L851	Columbia Corporate Income Fund	A	LIIAX	19765N542

	I	MCIIX	09658L869		Advisor	CIFRX	19766M808

BMO Ultra Short Tax-Free Fund	A	BAUSX	09658W790	Columbia Ultra Short Municipal Bond Fund	A	USMBX	19766J235

	I	MUISX	09658L539		Advisor	USMDX	19766J227

As previously noted, the closing of each merger is subject to the satisfaction of closing conditions set forth in the applicable agreement and plan of reorganization, including shareholder approvals. As always, your relationship manager or dedicated service team can assist with any questions regarding this information.

Institutional Dealers	Broker Dealers	Registered Investment Advisors	Independent Advisors	Investment-Only Distribution (DC/ VA)	ETF Sales Team

866.548.9501	800.215.5005	866.444.5435	800.446.4008	877.894.3592	888.800.4347

Please have your clients read and consider investment objectives, risks, charges and expenses carefully before investing. Remind them to contact you or visit columbiathreadneedleus.com for a prospectus or summary prospectus, which contains this and other important information about the fund.

Investors should also review the Combined Proxy Statement/Prospectus relating to their fund for more information about the reorganizations and acquiring funds.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. For information regarding an acquiring fund or the proposed mergers, please refer to the applicable combined proxy statement/prospectus. The combined proxy statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. Each combined proxy statement/prospectus and proxy statement is available for free on the website of the Securities and Exchange Commission (www.sec.gov). Copies are also available at no charge by contacting BMO Funds’ proxy solicitor toll free at 888-991-1289. Please read the applicable combined proxy statement/prospectus carefully before making any decision to invest or when considering a proposal.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA. Columbia funds are managed by Columbia Management Investment Advisers, LLC (CMIA).

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.